Exhibit 19.1

Insider Trading Policy of

Adaptin Bio, Inc.

Adopted as of February 11, 2025

I. INTRODUCTION AND GENERAL POLICY

Under the federal securities laws, it is illegal to trade in the securities of Adaptin Bio, Inc. while in the possession of material nonpublic information about Adaptin Bio, Inc., or any of its divisions, subsidiaries, affiliates, or successors thereof (the “Company”). It is also illegal to disclose or give material nonpublic information to others who may trade on the basis of that information or to advise others how to trade while in possession of material nonpublic information. The prohibitions against insider trading apply to trades, tips and recommendations by virtually any person, including all persons associated with the Company, if the information involved is “material” and “nonpublic.” The category of insiders is NOT limited to officers and directors.

Insider trading violations are pursued vigorously by the SEC and the U.S. Attorneys and such violations are punished severely. While the regulatory authorities concentrate their efforts on the individuals who trade, or who tip inside information to others who trade, the federal securities laws also impose potential liability on companies and other controlling persons if they fail to take reasonable steps to prevent insider trading by Company personnel. The SEC and the national stock exchanges are very effective at detecting and pursuing insider trading cases. The SEC has successfully prosecuted cases against employees trading through foreign accounts, trading by family members and friends, and trading involving only a small number of shares.

The Company’s Board of Directors has adopted this Insider Trading Policy (the “Policy”) both to satisfy the Company’s obligation to prevent insider trading and to help Company personnel avoid the severe consequences associated with violations of the insider trading laws. This Policy is also intended to prevent even the appearance of improper conduct on the part of anyone employed by or associated with the Company (not just the officers or directors of the Company).

II. THE CONSEQUENCES

The consequences of an insider trading violation can be extremely serious and severe. A person who violates insider trading laws by engaging in transactions in a company’s securities when he or she has material nonpublic information can be sentenced to a substantial jail term and required to pay a criminal penalty of several times the amount of profits gained or losses avoided.

A person who tips information to a person who then trades is subject to the same penalties as the tippee, even if the person did not trade and did not profit from the tippee’s trading.

The SEC can also seek substantial civil penalties from any person who, at the time of an insider trading violation, “directly or indirectly controlled the person who committed such violation,” which would apply to the Company and/or management and supervisory personnel. These control persons may be held liable for up to the greater of $2,559,636 (as of 2024, adjusted annually for inflation) or three times the amount of the profits gained or losses avoided. Even for violations that result in a small or no profit, the SEC can seek penalties from a company and/or its management and supervisory personnel as control persons.

Compliance with the policies of the Company is a condition of continued employment or service with the Company of each employee, officer and director. An employee’s failure to comply with this Policy may subject the employee to Company-imposed sanctions, which may include dismissal for cause, whether or not the employee’s failure to comply results in a violation of law. The Company reserves the right to determine, in its own discretion and on the basis of the information available to it, whether this Policy has been violated. The Company may also determine that specific conduct violates this Policy whether or not the conduct also violates the law. It is not necessary for the Company to await the filing or conclusion of a civil or criminal action against the alleged violator before taking disciplinary action.

III. STATEMENT OF POLICY

It is the policy of the Company that no director, officer or other employee of the Company who is aware of material nonpublic information relating to the Company may, directly or through family members or other persons or entities, (a) buy or sell securities of the Company (other than pursuant to a pre-approved trading plan that complies with SEC Rule 10b5-1), or engage in any other action to take personal advantage of that information, or (b) pass that information on to others outside the Company, including family, friends and acquaintances. In addition, it is the policy of the Company that no director, officer or other employee of the Company who, in the course of working for the Company, learns of material nonpublic information about a company with which the Company does business, including a customer or supplier of the Company, may trade in that company’s securities until the information becomes public or is no longer material.

Transactions that may be necessary or justifiable for independent reasons (such as the need to raise money for an emergency expenditure) are NOT exempt from the Policy − if the employee, officer or director has material, nonpublic information, the policy still applies. The securities laws do not recognize such mitigating circumstances, and, in any event, even the appearance of an improper transaction should be avoided to preserve the Company’s reputation for adhering to high standards of conduct.

Disclosure Of Information To Others. The Company is required under Regulation FD of the federal securities laws to avoid the selective disclosure of material nonpublic information. The Company has established procedures for releasing material information in a manner that is designed to achieve broad public dissemination of the information immediately upon its release. You may not disclose information to anyone outside the Company, including family members and friends, other than in accordance with those procedures. You may not pass on to others any inside information about the Company or recommend the purchase or sale of the Company’s securities while in the possession of material nonpublic information (even if that information itself is not disclosed). You also may not discuss the Company or its business in an Internet ‘chat room,’ Internet-based social media platforms or any Internet-based forum.

Contract Personnel (Non-Employees). The Company sometimes utilizes the services of contract personnel who are not employees of the Company. As such, non-employee personnel may have access to material nonpublic information about the Company. The Company expects all such contract personnel to comply with its policies on the trading of its securities to the same extent as employees are required to comply with such policies. The Company may take appropriate action against any such personnel and the organizations for which they are employed if there is a failure to comply with the policies of the Company.

Material Information. Material information is any information that a reasonable investor would consider important in making a decision to buy, hold or sell securities. Any information that could be expected to affect the Company’s stock price, whether it is positive or negative, should be considered material. Some examples of information that ordinarily would be regarded as material are:

●	Financial information, including revenue results, operating income or loss, or net income or loss, and orders status;

●	Earnings that are inconsistent with the consensus expectations of the investment community or other earnings guidance, projections or budgets;

●	News about a major contract award or cancellation of an existing significant contract;

●	A pending or proposed merger, acquisition, tender offer or other corporate consolidation or restructuring transaction;

●	A pending or proposed acquisition or disposition of a significant asset;

●	A change in dividend policy, the declaration of a stock split, or an offering of additional securities;

●	A change in senior management or other major personnel changes;

●	Significant legal exposure due to actual, pending or threatened litigation;

●	Development of a significant new product or process;

●	News of the acquisition, disposition or prioritization of a product candidate;

●	Significant product developments, including meeting or failing to meet milestones;

●	Impending bankruptcy or the existence of severe liquidity problems; or

●	The gain or loss of a significant customer or supplier.

●	Listing status on an exchange or market.

Twenty-Twenty Hindsight. Remember, anyone scrutinizing your transactions will be doing so after the fact, with the benefit of hindsight. As a practical matter, before engaging in any transaction, you should carefully consider how enforcement authorities and others might view the transaction in hindsight. In addition, you should remember that even the appearance of impropriety could impair investor confidence in the Company and subject both you and the Company to litigation and penalties.

When Information is “Public.” If you are aware of material nonpublic information, you should not trade until the information has been disclosed broadly to the marketplace (such as by press release or an SEC filing) and the investing public has had time to absorb the information fully. To avoid the appearance of impropriety, as a general rule, information should not be considered fully absorbed by the marketplace until one full business day after the information is released. If, for example, the Company were to make an announcement on a Monday after market close, you should not trade in the Company’s securities until Wednesday. If an announcement were made on a Friday after market close, Tuesday generally would be the first eligible trading day after the announcement.

Transactions by Family Members. This Policy also applies to your family members who reside with you, anyone else who lives in your household, and any family members who do not live in your household but whose transactions in Company securities are directed by you or are subject to your influence or control (such as parents or children who consult with you before they trade in Company securities). You are responsible for the transactions of these other persons and therefore, you should make them aware of the need to confer with you before they trade in the Company’s securities.

Transactions Under Company Plans

a. Stock Option Exercises. The Company’s Policy does not apply to the exercise of an employee stock option. This Policy does apply, however, to any sale of that stock, including any sale as part of a broker assisted cashless exercise of an option, or any other market sale for the purpose of generating the cash needed to pay the exercise price of an option.

b. 401(k) Plan. The Policy does not apply to purchases of Company stock in a 401(k) plan resulting from your periodic contribution of money to the plan pursuant to your payroll deduction election. This Policy does apply, however, to certain elections you may make under such 401(k) plan, including (i) an election to increase or decrease the percentage of your periodic contributions that will be allocated to the Company stock fund, (ii) an election to make an intra-plan transfer of an existing account balance into or out of the Company stock fund, (iii) an election to borrow money against your 401(k) plan account if the loan will result in a liquidation of some or all of your Company stock fund balance, (iv) your election to pre-pay a plan loan if the pre-payment will result in allocation of loan proceeds to the Company stock fund; and (v) any self-directed individual purchases or sales, if permitted under your 401(k) plan account.

Additional Prohibited Transactions

The Company considers it improper and inappropriate for any director, officer or other employee of the Company to engage in short-term or speculative transactions in the Company’s securities. It therefore is the Company’s policy to strongly recommend that directors, officers and other employees not engage in any of the following transactions:

a. Short Sales. Short sales of the Company’s securities evidence an expectation on the part of the seller that the securities will decline in value, and therefore signal to the market that the seller has no confidence in the Company or its short-term prospects. In addition, short sales may reduce the seller’s incentive to improve the Company’s performance. For these reasons, short sales of the Company’s securities are prohibited by this Policy. In addition, Section 16(c) of the Exchange Act prohibits officers and directors from engaging in short sales.

b. Publicly Traded Company Options. A transaction in options is, in effect, a bet on the short-term movement of the Company’s stock and therefore creates the appearance that the director or employee is trading based on inside information. Transactions in options also may focus the director’s or employee’s attention on short-term performance at the expense of the Company’s long-term objectives. Accordingly, transactions in puts, calls or other derivative securities, on an exchange or in any other organized market, are prohibited by this Policy. (Option positions arising from certain types of hedging transactions are governed by the section below captioned “Hedging Transactions.”)

c  Hedging Transactions. Certain forms of hedging or monetization transactions, such as zero-cost collars and forward sale contracts, allow an employee to lock in much of the value of his or her stock holdings, often in exchange for all or part of the potential for upside appreciation in the stock. These transactions allow the director or employee to continue to own the covered securities, but without the full risks and rewards of ownership. When that occurs, the director or employee may no longer have the same objectives as the Company’s other shareholders. Therefore, the Company strongly discourages you from engaging in such transactions. Any person wishing to enter into such an arrangement must first pre-clear the proposed transaction with the Company’s Chief Financial Officer. Any request for pre-clearance of a hedging or similar arrangement must be submitted to the Company’s Chief Financial Officer at least two weeks prior to the proposed execution of documents evidencing the proposed transaction and must set forth a justification for the proposed transaction.

d. Margin Accounts and Pledges. Securities held in a margin account may be sold by the broker without the customer’s consent if the customer fails to meet a margin call. Similarly, securities pledged (or hypothecated) as collateral for a loan may be sold in foreclosure if the borrower defaults on the loan. Because a margin sale or foreclosure sale may occur at a time when the pledgor is aware of material nonpublic information or otherwise is not permitted to trade in Company securities, directors, officers and other employees are prohibited from holding Company securities in a margin account or pledging Company securities as collateral for a loan. An exception to this prohibition may be granted where a person wishes to pledge Company securities as collateral for a loan (not including margin debt) and clearly demonstrates the financial capacity to repay the loan without resort to the pledged securities. Any person who wishes to pledge Company securities as collateral for a loan must submit a request for approval to the Company’s Chief Financial Officer at least two weeks prior to the proposed execution of documents evidencing the proposed pledge.

Post-Termination Transactions. This Policy Statement continues to apply to your transactions in Company securities even after you have terminated employment. If you are in possession of material nonpublic information when your employment terminates, you should not trade in Company securities until that information has become public or is no longer material.

IV. PRE-CLEARANCE PROCEDURES AND TRADING PLANS

Pre-Clearance Procedures. To help prevent inadvertent violations of the federal securities laws and to avoid even the appearance of trading on inside information, Section 16 Group members (as defined below) and any other persons designated by the Chief Financial Officer, together with their family members, should not engage in any transaction involving the Company’s securities (including a gift, loan or pledge or hedge, contribution to a trust, or any other transfer) without first consulting with the Chief Financial Officer. Any request for a pre-clearance consultation should be submitted to the Chief Financial Officer at least two days in advance of the proposed transaction. The Chief Financial Officer is under no obligation to approve a trade submitted for pre-clearance, and the ultimate decision and responsibility for any trade remains with the person making the trade.

Pre-clearance is not required for purchases and sales of securities under an approved Trading Plan once the applicable cooling-off period has expired. No trades may be made under an approved Trading Plan until expiration of the applicable cooling-off period.

Trading Plans. Any person subject to the pre-clearance requirements who wishes to implement a Trading Plan under SEC Rule 10b5-1 should first pre-clear the Trading Plan with the Chief Financial Officer. “Trading Plans” are a contract or written plan for the purchase or sale of Company securities which (i) gives a third party the discretionary authority to execute such purchases and sales, outside the control of the covered person, (ii) is designed to satisfy the requirements of Rule 10b5-1(c) and (iii) is entered into at a time when the contracting employee did not possess material nonpublic information about the Company. Section 16 Group members are encouraged to conduct their transactions in Company securities, especially any sales of Company securities, through Trading Plans.

Trading Plans must have preclearance or be acknowledged by the Chief Financial Officer on behalf of the Company prior to execution and must satisfy the requirements listed below.

●	The Trading Plan must be entered in good faith during a trading window and the Section 16 Group member or employee is not otherwise aware of or does not have access to material nonpublic information about Company or a Company business partner, and the Trading Plan must include representations by the Section 16 Group member or employee certifying to that effect.

●	For Section 16 Group members, the date of the first trade under the Trading Plan cannot occur until the later of (a) ninety (90) days after the date of execution of the Trading Plan or (b) two (2) business days following the filing of the Company’s Form 10-Q or Form 10-K for the fiscal quarter in which the Trading Plan was adopted (but, in any event, this required “cooling-off” period is subject to a maximum of 120 days after the date of execution of the Trading Plan).

●	For all other employees, the date of the first trade under the Trading Plan cannot occur until that later of (a) thirty (30) days after the date of execution of the Trading Plan or (b) the date of the anticipated expiration of the next Quarterly Blackout Period.

●	The Trading Plan must terminate no more than three years from the date of execution and provide for a minimum of two separate trades.

●	Trades must take place exactly as specified in the Trading Plan. The contracting Section 16 Group member or employee cannot deviate from the Trading Plan or instructions and cannot enter into corresponding or hedging positions. In addition, the person or broker executing the trade must not have material nonpublic information.

●	Amendments to and early terminations of Trading Plans can be an indication of lack of good faith and, therefore, are only permitted under exceptional circumstances. Such amendments and early terminations must be approved by the Chief Financial Officer.

●	In the event a Section 16 Group member terminates or amends a Trading Plan, such person must wait until the later of (a) ninety (90) days after such termination/amendment and (b) two (2) business days following the filing of the Company’s Form 10-Q or Form 10-K for the fiscal quarter in which the Trading Plan was terminated/amended, before executing a market transaction under a subsequent Trading Plan, or amended Trading Plan, as applicable.

●	In the event any other employee terminates or amends a Trading Plan in accordance with this Policy, there must be at least thirty (30) days between (i) the termination of such Trading Plan and the execution of any market transaction, whether or not under a subsequent Trading Plan; or (ii) the amendment of such Trading Plan and the execution of any market transaction, whether or not under the amended Trading Plan.

●	Trades outside of a Trading Plan relating to the specific securities that are subject to the Trading Plan are prohibited.

●	Due to Short Swing Trade considerations, Section 16 Group members may engage in transactions of Company securities that are not subject to a Trading Plan only if those transactions are “same way” transactions as provided for under any existing Trading Plan (e.g., only sales if the Trading Plan provides for sales).

●	Except for certain limited exceptions, which must be approved, in each case by the Chief Financial Officer, Section 16 Group members and employees may not enter into a second Trading Plan.

V. BLACKOUT PERIODS

Quarterly Blackout Periods. The Company’s announcement of its quarterly financial results almost always has the potential to have a material effect on the market for the Company’s securities. Therefore, to avoid even the appearance of trading while aware of material nonpublic information, persons who are or may be expected to be aware of the Company’s quarterly financial results generally should not trade in the Company’s securities during the period beginning two weeks prior to the end of the Company’s fiscal quarter and ending after one full business day following the Company’s issuance of its quarterly earnings release (the “Quarterly Blackout Period”). Persons subject to these Quarterly Blackout Periods include all directors and executive officers, the controller of the Company, and all other persons who are informed by the Chief Financial Officer that they are subject to the Quarterly Blackout Periods.

The Company may on occasion issue interim earnings guidance or other potentially material information by means of a press release, an SEC filing on Form 8-K or by other means designed to achieve widespread dissemination of the information. You should anticipate that trades are strongly discouraged while the Company is in the process of assembling the information to be released and until the information has been released and fully absorbed by the market.

Event-Specific Blackout Periods. From time to time, an event may occur that is material to the Company and is known by only a few directors or executives. So long as the event remains material and nonpublic, directors, executive officers and such other persons as are designated by the Chief Financial Officer are strongly discouraged not to trade in the Company’s securities. The existence of an event-specific blackout will not be announced, other than to those who are aware of the event giving rise to the blackout. You should not disclose the existence of such blackout or the related event to any other person. REMEMBER: The SEC’s rules mandate that no person may trade in the Company’s securities while in the possession of material nonpublic information, even if during a regular open trading window.

IV.  ADDITIONAL RESTRICTIONS FOR SECTION 16 GROUP MEMBERS

Each member of the Board of Directors and each “executive officer” of the Company, as determined by resolution of the Board of Directors (the “Section 16 Group”), is responsible for timely reporting to the Chief Financial Officer each trade they make in Company securities. Section 16 Group members are encouraged to conduct their transactions in securities, especially any sales of Company securities, through approved Trading Plans (as described above).

Section 16 Reporting. Section 16 requires Section 16 Group members to report most transactions and transfers of Company securities (including gifts) and the Section 16 Group member, or any third party effecting transactions on behalf of the Section 16 Group member, should send duplicate confirmations of all such transactions to the Chief Financial Officer. Although these filings are the responsibility of each Section 16 Group member, the Company and outside general counsel assists Section 16 Group members in interpreting the applicable rules and making the appropriate filings with the SEC on their behalf unless a Section 16 Group member indicates otherwise.

Short Swing Trades. A “Short Swing Trade” is a purchase and sale, or sale and purchase, of the Company’s securities within a period of less than six months where at least one of the transactions does not meet an applicable exemption under Section 16. Short Swing Trades are prohibited under Section 16 and give rise to personal liability for any Section 16 Group member who engages in a Short Swing Trade.

Trading Company Securities in Discretionary Accounts. If a Section 16 Group member is considering, or has already established, an account managed by a broker or another outside party (a “Discretionary Account”), such Section 16 Group member are strongly encouraged to place a blanket prohibition on trading in Company securities in that account. The Company believes this is appropriate for the following reasons:

●	As discussed above, Section 16 requires almost real-time reporting of transactions in Company securities by Section 16 Group members. In a Discretionary Account, the Section 16 Group member may not be aware of any trading in Company securities in time to make the required transaction report or another applicable SEC filing.

●	A transaction in a Discretionary Account that occurs outside of a trading window could expose both the Section 16 Group member and the Company to allegations of insider trading. Even if a Section 16 Group member is ultimately cleared of liability, the appearance of impropriety is of high concern to the Company.

●	If a Section 16 Group member engages in market purchases or sales of Company securities through a Discretionary Account, the broker could unintentionally create a Short Swing Trade resulting in liability for the Section 16 Group member.

Sales of Stock Under Rule 144. Rule 144 places certain restrictions on the sale of stock by an issuer’s affiliates. Section 16 Group members are considered “affiliates” for purposes of Rule 144 and must therefore satisfy Rule 144’s requirements upon any market sale of Company securities.

V.  INFORMATION AND COMMUNICATION

Company Assistance. Any person who has a question about this Policy or its application to any proposed transaction may obtain additional guidance from the Company’s Chief Financial Officer. In addition, if you have any doubt as to whether you are in possession of material, nonpublic information or whether a trade may otherwise violate this Policy, you are encouraged to contact the Company’s Chief Financial Office before trading any securities of the Company.

Ultimately, the responsibility for adhering to this Policy and avoiding unlawful transactions rests with the individual employee, officer or director.

Other Procedures. The Company may change these procedures or adopt such other procedures in the future as the Company considers appropriate in order to carry out the purposes of this Policy or to comply with the federal securities laws.

No Third Party Rights. This Policy is not intended to create any rights in third parties with respect to any violation of its terms and is also not intended to create any legal liability for the Company or any employee, officer or director beyond those for which they are already responsible under applicable securities laws.

Certifications. All Section 16 Group members and employees must certify their understanding of, and intent to comply with this Policy. A copy of the certification that all employees must sign is attached to Policy.

CERTIFICATION

I certify that:

1.	I have read and understand the Adaptin Bio, Inc. Insider Trading Policy dated [______ __], 2025 (the “Policy”). I understand that the Company’s Chief Financial Officer is available to answer any questions that I have regarding the Policy.

2.	I agree that I will continue to comply with the Policy for as long as I am subject to the Policy.

3.	This certification constitutes consent for the Company to issue any necessary stop-transfer orders to the Company’s transfer agent to enforce compliance with this Policy.

Signature:
Print Name:
Date: